Via EDGAR

Wednesday, September 13, 2006

Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE:	Park City Group, Inc. File No. 333-136254

Form 10-KSB/A for the Fiscal Year Ended, June 30, 2005
Form 10-QSB for the Quarter Ended, September 30, 2005
Form 10-QSB for the Quarter Ended, December 31, 2005
Form 10-QSB for the Quarter Ended, March 31, 2006
File No. 0-03718

Dear Mr. Shuman:

        We have filed Amendments to the above-referenced periodic and annual filings with the Commission today via EDGAR. In connection with the evaluation of Registration Statement on Form SB-2, we have updated and have responded to each of the comments pertaining to the required annual and periodic filings in your letter dated September 1, 2006.

In order to facilitate your review, each comment number below corresponds to the number paragraphs cited in your comment letter. Responses relating to the annual and periodic filings are as follows:

Relating to Form 10-KSB/A and Quarterlies Cited Above

COMMENT 2.

        “We note your definitive information statement filed July 18, 2006, states that a 1:50 reverse split of your issued and outstanding stock will take effect 20 days from the date that notice was furnished to your stockholders. Assuming that you will implement the reverse split before the desired effective date of this registration statement, please revise your disclosure throughout the filing so that all share presentations and computations using the number of shares outstanding are provided retroactively in accordance with the post-split capital structure. Restate your financial statements to reflect the effect of the stock split pursuant to SAB Topic 4:C.”

RESPONSE

        The 1 for 50 reverse stock split was effective August 11, 2006. The Form 10-KSB/A for the Year Ended, June 30, 2005 along with Forms 10-QSB for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006, and the related financial statements have been revised throughout to give effect to the 1:50 reverse split.

COMMENT 3.

“We note your statement on page 14 that your disclosure includes forward-looking statements made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You include similar references in your periodic reports (e.g., page 3 of your form 10-KSB/A for the year ended June 30, 2005 and page 10 of the Form 10-QSB for the quarter ended March 31, 2006) and in your current reports (e.g., Form 8-K dated July 10, 2006). Please note that the safe harbors for forward-looking statements provided by Sections 27A of the Securities Act and 21E of the Securities Exchange Act as not available to penny stock issuers. In this respect, we note your disclosure on page 10 that your stock is currently subject to the penny stock rules. Please revise to remove any reference to the safe harbors for forward-looking statements from the registration statement and confirm that you will refrain from making similar assertions in all periodic and current reports, including press releases, so long as your stock remains subject to the penny stock rules.”

RESPONSE

        The Form 10-KSB/A (for the Fiscal Year Ended, June 30, 2005) and its respective quarterly filings have been revised to eliminate any reference to the Safe Harbors for Forward Looking Statements. Park City Group, Inc. confirms that it will refrain from making references to safe harbors for forward looking statements in its periodic and current reports, including press releases so long as its stock remains subject to the penny stock rules.

COMMENT 14.

“Revise the signature page to specify the persons signing the registration statement in the capacities of principal executive, Principal financing and controller/principal accounting officers. We note that only Mr. Fields and two directors signed the filing and the Mr. Fields is only identified in the capacity of principal executive officer.”

RESPONSE

        Although the comment pertains to the SB-2 registration signatory page, the 10-KSB/A and its respective periodic filings signature pages and references thereto have been revised for consistency.

Item 8A. Controls and Procedures, page 17

COMMENT 15.

“Your disclosure states that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “were effective such that the material information required to be included in [y]our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to Park City Group, Inc. including [y]our consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared.” However, Rule 13a-15(e) requires that you disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. In this regard, revise to state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended September 30, and December 31, 2005 and March 31, 2006.”

RESPONSE

The 10KSB/A has been revised and amended to reflect the disclosure requirements of Rule 13a-15(e). In addition, the subsequent 10-QSB for the quarters ended September 30, December 31, and March 31, 2006 have also been amended to address revisions.

COMMENT 16.

“You state that you have found ‘significant internal control deficiencies’ in your accounting for property, plant and equipment. Revise to provide a materially complete description of these significant internal control deficiencies and to state if any of these deficiencies rise to the level of a material weakness. Tell us the nature of the deficiencies, when they were first discovered and who discovered them. Have these significant deficiencies resulted in any material restatement of previously announced financial results? If so, please quantify these amounts. Further, tell us what consideration, if any, your CEO and CFO gave to these significant deficiencies in reaching their conclusion that your disclosure controls and procedures were effective as of the end of the period. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended September 30 and December 31, 2005 and March 31, 2006.”

RESPONSE

Form 10-KSB/A statements on “significant internal control deficiencies” in Property, Plant & Equipment have been revised to include further disclosure on the nature of the deficiency. In summary, the nature of the deficiency is a result of a self conducted audit in preparation for certification under the Sarbanes-Oxley Act of 2002 and resulted in discovery of Pre-1999 fully depreciated computer and other office equipment that does not correspond to their fixed asset location. As a result, these anticipated adjustments to both PPE and its respective accumulated depreciation will have a net zero effect on the financial statements and therefore it is managements’ belief that while the controls in place are effective to prevent material misstatement, they are deficient on a going forward basis as the company continues to grow and add new computer and other equipment. The company has been evaluating new tracking software, and since April of 2006 has employed Sage FAS 50 Fixed Asset tracking software and data tags to increase the effectiveness of controls in place on new, aged, and fully depreciated equipment The form 10KSB/A has been revised to indicate the deficiency and the subsequent quarters of Fiscal 2006 have been revised to disclose the progress on the deficiency.

COMMENT 17.

“Please revise to provide the disclosure required by Item 308(c) of Regulation S-B. In this regard, revise to state, if true, that there were no changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. If you made such changes in internal controls over financial reporting to address the significant deficiencies you reference or otherwise, provide a materially complete description of the changes.”

RESPONSE

Disclosure requirements by Item 308(c) of Regulation S-B have been updated.

Form 10-QSB for the quarter ended September 30, 2005

Item 3 – Controls and procedures, page 10

COMMENT 18.

        “Your disclosure references maintaining disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c). Please revise to reference to the correct rules for the definition of disclosure controls and procedures. See Exchange Act Rules 13a-15(e) and 15d-15(e).”

RESPONSE

        Item 3 Form 10-QSB for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006 have been revised to read as follows:

      Item 4. Controls and Procedures

      Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

      Changes in Internal Control over Financial Reporting

The Company’s chief executive officer and chief financial officer have determined that there have been no changes in the Company’s internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.

COMMENT 19.

        “You state that the CEO and CFO ‘concluded that as of the Evaluation Date, Park City Group’s disclosure controls and procedures were adequate and effective to ensure that material information relating to Park City Group and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.’ Please note that this disclosure does not conform to the requirements of the applicable disclosure guideline. As noted in our previous comment, you must disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. Revise to state these officers’ conclusions that your disclosure controls and procedures were effective, or were not effective, to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006.”

RESPONSE

      See response to Comment 18.

COMMENT 20.

        “We note your disclosure that you had no significant changes in your internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. However, Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Revise to state whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter covered by this report that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006.”

RESPONSE

      See response to Comment 18.

Conclusion

        We believe we have responded to each of the comments contained in your letter dated September 1, 2006 pertaining to referenced revisions to interim and periodic financials. If you have any questions, please contact me. We would like to have this declared effective as soon as possible. Thank you in advance for prompt consideration in this matter.

Regards,

/ s /

Will Dunlavy, CFO